Oak Woods Acquisition Corporation

101 Roswell Drive, Nepean, Ontario,

K2J 0H5, Canada

March 22, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Peter McPhun

Kristina Marrone

Kibum Park

Jeffrey Gabor

Re:	Oak Woods Acquisition Corporation

Registration Statement on Form S-1/A-2

File No. 333-269862

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. McPhun:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Oak Woods Acquisition Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-269862), as amended (the “Registration Statement”), so that it may become effective at 5:30 p.m. Eastern Daylight Time on March 23, 2023, or as soon as practicable thereafter. By separate letter, the representatives of the underwriters of the issuance of the securities being registered join this request for acceleration.

The Registrant hereby authorizes Warren Raiti of RAITI, PLLC, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Raiti at (212) 590-2328. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to RAITI, PLLC, attention: Warren Raiti, via e-mail at wraiti@raitipllc.com.

Best Regards,

OAK WOODS ACQUISITION CORPORATION

/s/ Lixin Zheng
Chief Executive Officer

cc:	Warren A. Raiti, RAITI, PLLC

Ms. Doris Liu, RAITI, PLLC